

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3030

July 6, 2010

Michael G. Potter
Chief Financial Officer
Lattice Semiconductor Corporation
5555 N.E. Moore Court
Hillsboro, OR 97124-6421

      Re: Lattice Semiconductor Corporation
              Form 10-K for the Fiscal Year Ended January 2, 2010
              Filed March 10, 2010
              File No. 000-18032

Dear Mr. Potter:

      We have reviewed your response letter dated June 7, 2010 and your subsequent filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 2, 2010

Financial Statements and Supplementary Data, page 37

Note 2 – Nature of Operations and Significant Accounting Policies, page 42

Revenue Recognition and Deferred Income, page 44

1.   Refer to our prior comment 1. Please tell us the amounts of gross deferred
        revenues and gross deferred costs of sales presented on a net basis in the deferred
        income caption of your balance sheets as of April 3, 2010 and January 2, 2010. In
        addition, unless impairments of the deferred costs and price discounts are not
        reasonably likely to have a material impact on your results of operations, liquidity
        or capital resources, we believe you should revise MD&A in future filings to
        include similar disclosure accompanied by a discussion of the impact of changes
        in the balance sheet account during each reported period. Your future discussions
        could also include a roll-forward of your deferred distributor income liability
        account. Further, please discuss any trends noted over the reported periods.
        Refer to Item 303(a) of Regulation S-K.

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Detailed cover letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company
and its management are in possession of all facts relating to a company's disclosure, they
are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at
(202) 551-3603 if you have questions regarding comments on the financial statements
and related matters. You may also contact Jeff Jaramillo, Accounting Branch Chief, at
(202) 551-3212 with any other questions.

                                                        Sincerely,

                                                        Jay Webb
                                                        Accounting Reviewer